Exhibit 99.1

TowerJazz Announces First Quarter 2019 Results:
Revenues of $310 million, Cash from Operations of $75 million and Net Profit of $26 million

MIGDAL HAEMEK, ISRAEL – May 15, 2019 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today revenues of $310 million, EBITDA of $79 million, cash from operations of $75 million, free cash flow of $33 million and net profit of $26 million for the first quarter ended March 31, 2019.

First Quarter Results Overview

Revenues for the first quarter of 2019 were $310 million compared to $313 million in the first quarter of 2018.

Gross and operating profits for the first quarter of 2019 were $63 million and $27 million, respectively, as compared to $66 million and $32 million, respectively, in the first quarter of 2018.

Net profit for the first quarter of 2019 was $26 million, or $0.25 diluted earnings per share, as compared to $26 million, or $0.26 diluted earnings per share in the first quarter of 2018. Share count for diluted earnings per share calculation for the first quarter of 2019 was 107 million, as compared to 101 million for the first quarter of 2018, due to the previously reported full conversion of the Jazz bonds into 6 million ordinary shares.

Free cash flow for the quarter was $33 million, with $75 million cash flow from operations and $42 million investments in fixed assets, net. Cash from operations for the first quarter of 2018 was $75 million with $40 million investments in fixed assets, net, resulting in $35 million of free cash flow.

Shareholders' equity as of March 31, 2019 was a record $1.27 billion, as compared to $1.24 billion as of December 31, 2018 and $1.07 billion as of March 31, 2018.

Business Outlook

TowerJazz expects revenues for the second quarter of 2019 to reach approximately $306 million, with an upward or downward range of 5%. Considering an approximate $20 million announced reduction in Panasonic revenue for the second quarter, this mid-range revenue guidance represents about 10% of sequential organic growth (define as total revenue excluding revenues from Panasonic in the TPSCo fabs and revenues from Maxim in the San Antonio fab).

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We entered 2019 in the strongest financial position we have ever been in, with open doors being explored that were not available in years past. Despite macroeconomic uncertainties that have led to tighter market inventory management, the indications we see in the wide market as well as from our specific customers, are for a stronger second half.”

Ellwanger continued: “We see a broad set of growth drivers, especially for the analog sectors of the semiconductor market that we are focused on, including the global 5G rollout, with increased demand of wireless and infrastructure content, ongoing increases in automotive analog content – including sensors, sensor system and battery management; along with IoT and AI applications. While there is short-term caution, we are encouraged with our second quarter organic growth and optimistic that we will emerge from current market conditions very well positioned for accelerated and sustained growth on both the top and bottom line.”

Rating

On May 7, 2019, Standard & Poor’s Ma’alot (an Israeli rating company which is fully owned by S&P Global Ratings) completed its annual business and financial review of the Company and its Series G bonds and reaffirmed its rating of  “ilAA-, with a stable horizon”.

Teleconference and Webcast

TowerJazz will host an investor conference call today, Wednesday, May 15, 2019, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter of 2019 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com , or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International). For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP. The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net  taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release, totaled $33 million, $43 million and $35 million for the three months periods ended March 31, 2019, December 31, 2018 and March 31, 2018, respectively, and is calculated to be cash from operating activities (in the amounts of $75 million, $91 million and $75 million for the three months periods ended March 31, 2019, December 31, 2018 and March 31, 2018, respectively) less cash used for investments in property and equipment, net (in the amounts of $42 million, $49 million and $40 million for the three months periods ended March 31, 2019, December 31, 2018 and March 31, 2018, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. With regards to our balance sheet as of March 31, 2019, as disclosed in Note 2Y to our annual financial statements for the year ended December 31, 2018, we implemented ASU 2016-02 “Leases” effective January 1, 2019 with regards to lease right-of-use assets and lease liabilities, which implementation resulted in our lease contracts value presentation under property and equipment, net, short-term debt and long-term debt as of March 31, 2019. In addition, short-term debt as of March 31, 2019 includes $18 million of the first installment payment scheduled in March 2020 for series G bonds.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit: www.towerjazz.com.

CONTACTS:
Noit Levy | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers; (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs; (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance; (vi) impact of our debt and other liabilities on our financial position and operations; (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business; (viii) fluctuations in cash flow; (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of March 31, 2019 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others); (x) pending litigation; (xi) new customer engagements, qualification and production ramp-up at our facilities; (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years; (xiii) receipt of orders that are lower than the customer purchase commitments; (xiv) failure to receive orders currently expected; (xv) possible incurrence of additional indebtedness; (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis; (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles; (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders; (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion; (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities; (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results; (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor; (xxiii) the concentration of our business in the semiconductor industry; (xxiv) product returns; (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles; (xxvi) competing effectively; (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times; (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement; (xxx) retention of key employees and recruitment and retention of skilled qualified personnel; (xxxi) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities; (xxxii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital; (xxxiii) meeting regulatory requirements worldwide, including environmental and governmental regulations; (xxxiv) negotiation and closure of a definitive agreement in relation to fab establishment in China, as well as project implementation through required outside funding and resources and receipt of future proceeds therefrom; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)		(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$408,098	$385,091	$464,661
Short-term deposits	121,101	120,079	--
Marketable securities	144,023	135,850	125,105
Trade accounts receivable	134,223	153,409	144,352
Inventories	173,782	170,778	148,367
Other current assets	22,084	22,752	19,175
Total current assets	1,003,311	987,959	901,660

LONG-TERM INVESTMENTS	36,117	35,945	28,798

PROPERTY AND EQUIPMENT, NET	698,447	657,234	652,816

INTANGIBLE ASSETS, NET	11,759	13,435	18,479

GOODWILL	7,000	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	89,357	88,404	110,771

TOTAL ASSETS	$1,845,991	$1,789,977	$1,719,524

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$43,148	$10,814	$114,763
Trade accounts payable	109,536	104,329	116,496
Deferred revenue and customers' advances	9,213	20,711	14,310
Other current liabilities	60,512	67,867	64,011
Total current liabilities	222,409	203,721	309,580

LONG-TERM DEBT	265,397	256,669	229,013

LONG-TERM CUSTOMERS' ADVANCES	28,939	28,131	31,224

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,092	13,898	14,517

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	47,968	51,353	67,435

TOTAL LIABILITIES	578,805	553,772	651,769

TOTAL SHAREHOLDERS' EQUITY	1,267,186	1,236,205	1,067,755

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,845,991	$1,789,977	$1,719,524

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2019	2018	2018

REVENUES	$310,107	$333,590	$312,710

COST OF REVENUES	246,956	257,957	246,545

GROSS PROFIT	63,151	75,633	66,165

OPERATING COSTS AND EXPENSES:

Research and development	19,168	18,378	18,266
Marketing, general and administrative	16,641	17,016	15,994

	35,809	35,394	34,260

OPERATING PROFIT	27,342	40,239	31,905

FINANCING AND OTHER INCOME (EXPENSE), NET	725	(3,907)	(3,769)

PROFIT BEFORE INCOME TAX	28,067	36,332	28,136

INCOME TAX BENEFIT (EXPENSE), NET	(1,667)	183	(955)

PROFIT BEFORE NON CONTROLLING INTEREST	26,400	36,515	27,181

NON CONTROLLING INTEREST	(184)	1,558	(1,063)
NET PROFIT	$26,216	$38,073	$26,118

BASIC EARNINGS PER SHARE	$0.25	$0.37	$0.27

Weighted average number of shares	105,331	103,997	98,495

DILUTED EARNINGS PER SHARE	$0.25	$0.36	$0.26

Net profit used for diluted earnings per share	$26,216	$38,073	$26,118

Weighted average number of shares	106,972	105,776	101,112

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2019	2018	2018

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$26,216	$38,073	$26,118
Stock based compensation	3,823	3,906	3,367
Amortization of acquired intangible assets	1,641	1,614	1,661

ADJUSTED NET PROFIT	$31,680	$43,593	$31,146

ADJUSTED EARNINGS PER SHARE:
Basic	$0.30	$0.42	$0.32
Diluted	$0.30	$0.41	$0.31
Fully diluted	$0.29	$0.41	$0.31

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$31,680	$43,593	$31,146
Diluted	$31,680	$43,593	$31,146
Fully diluted	$31,680	$44,663	$33,486

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	105,331	103,997	98,495
Diluted	106,972	105,776	101,112
Fully diluted	108,173	108,268	107,717

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$27,342	$40,239	$31,905
Depreciation of fixed assets	46,041	46,950	47,357
Stock based compensation	3,823	3,906	3,367
Amortization of acquired intangible assets	1,641	1,614	1,661

EBITDA	$78,847	$92,709	$84,290

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2019	2018	2018

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$385,091	$464,446	$445,961

Net cash provided by operating activities	74,868	91,496	75,001
Investments in property and equipment, net	(41,718)	(48,654)	(40,047)
Exercise of options, net	397	9	658
Debt repaid, net	(3,074)	(2,924)	(6,656)
Effect of Japanese Yen exchange rate change over cash balance	(740)	3,844	4,707
Investments in short-term deposits, marketable securities and other assets, net	(6,726)	(123,126)	(14,963)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$408,098	$385,091	$464,661

FREE CASH FLOW	$33,150	$42,842	$34,954

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2019	2018	2018

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$26,400	$36,515	$27,181

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	52,014	54,157	53,977
Effect of indexation, translation and fair value measurement on debt	4,001	(4,042)	(1,740)
Other expense (income), net	(17)	4,006	(22)
Changes in assets and liabilities:
Trade accounts receivable	18,606	10,933	8,089
Other assets	(3,705)	3,096	3,370
Inventories	(3,395)	(9,702)	(2,692)
Trade accounts payable	(2,651)	(4,783)	(6,313)
Deferred revenue and customers' advances	(10,685)	8,768	(712)
Other current liabilities	(4,803)	(7,239)	(4,219)
Long-term employee related liabilities	68	(361)	(387)
Deferred tax, net and other long-term liabilities	(965)	148	(1,531)
Net cash provided by operating activities	74,868	91,496	75,001

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(41,718)	(48,654)	(40,047)
Investments in deposits, marketable securities and other assets, net	(6,726)	(123,126)	(14,963)
Net cash used in investing activities	(48,444)	(171,780)	(55,010)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(3,074)	(2,924)	(6,656)
Exercise of options	397	9	658
Net cash used in financing activities	(2,677)	(2,915)	(5,998)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(740)	3,844	4,707

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,007	(79,355)	18,700
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	385,091	464,446	445,961

CASH AND CASH EQUIVALENTS - END OF PERIOD	$408,098	$385,091	$464,661